

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Vincent T. Cubbage
Chief Executive Officer
TortoiseEcofin Acquisition Corp. III
5100 W. 115th Place
Leawood, KS 66211

   Re: TortoiseEcofin Acquisition Corp. III
     Registration Statement on Form S-1
     Filed February 26, 2021
     File No. 333-253586

Dear Mr. Cubbage:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed February 26, 2021

Conflicts of Interest, page 110

1. We note disclosure that states that "[e]ach of our officers and directors presently has, and any of them in the future may have additional fiduciary or contractual obligations to *other entities* pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity" [emphasis added]. Please revise your Conflicts of Interest disclosure to include all of the "other entities" with which each of your officers and directors could have a conflict of interest involving the presentation of business opportunities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brenda Lenahan